Mail Stop 3561

August 8, 2007

Mr. David L. Warnock, CEO
Camden Learning Corporation
500 East Pratt Street, Suite 1200
Baltimore, MD 21202

   Re: Camden Learning Corporation
     Amendment 2 to Registration Statement on
     Form S-1
     Filed on July 27, 2007
     File No. 333-143098

Dear Mr. Warnock:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note certain discrepancies in the statements concerning the current and future ownership interests of the existing shareholders in the prospectus. See, e.g., page 3 (proposed purchases by sponsor of public shares would be 4.4% in the offering and 9% in the open market); page 16 (through such purchases, sponsor would acquire 14%); page 24 (upon consummation of offering, existing shareholders would own approximately 20% and would then acquire another 4.4%); page 60

> (after purchases in the offering, sponsor would own 22.66%); page 24 (of total ownership of 33.4% following open-market purchases,14.4% of such shares would represent automatic votes for approval of initial business combination); page 61 (maximum aggregate of 13.4% of the shares entitled to vote on proposed combination). Please ensure that such statements are accurate and consistent throughout the prospectus.

2.   We note your response to comment two from our letter of July 5, 2007 and we reissue in part our prior comment. We note the disclosure on page 7 in regards to when the warrants sold in the public offering will become exercisable. Please confirm in this section that the terms of the insider warrants, when they will become exercisable, are the same as the warrants to be sold in the public offering.

3.   We note your response to comment 10 from our previous letter and your revisions to the prospectus. Please revise the disclosure in the summary on page 10 to include similar disclosure.

Financial Statements, page F-1

Audit Report, page F-2

4.   We note your response to prior comment 15 of our letter dated July 20, 2007. Since the financial statements have been restated, the auditor's report should be revised to include an explanatory paragraph regarding the restatement. Please discuss with your auditor and request them to revise the report accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Maureen Bauer at (202) 551-3237. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Douglas S. Ellenoff, Esq.
        Stuart Neuhauser, Esq.
        Fax: (212) 370-7889